[ AXA LOGO ]
                                    FINANCIAL
                                   PROTECTION


                                  PRESS RELEASE


                                                               FEBRUARY 28, 2006

--------------------------------------------------------------------------------

                     VERY STRONG FULL-YEAR 2005 PERFORMANCE:

                 UNDERLYING EARNINGS UP 24% TO EURO 3.3 BILLION

                  ADJUSTED EARNINGS UP 23% TO EURO 4.1 BILLION

               LIFE NEW BUSINESS VALUE UP 27% TO EURO 1.1 BILLION


           PROPOSED DIVIDEND OF EURO 0.88 PER SHARE UP 44% VERSUS 2004

            TOTAL ASSETS UNDER MANAGEMENT REACHED EURO 1,064 BILLION

--------------------------------------------------------------------------------


"Last year, AXA showed strong growth momentum, particularly in Life & Savings and Asset Management," said Henri de Castries, Chairman of the Management Board of AXA. "Significant value has been created in 2005 for our shareholders, as demonstrated by the record performance achieved this year.

"Our company-wide project Ambition 2012 was launched in 2005, establishing the objective of becoming the preferred company in our industry through customer satisfaction. We believe that we can achieve our 2012 goals by differentiating ourselves through employee engagement, a superior product offering, and excellent distribution. AXA's 2005 results show that we are off to a good start in meeting these aspirational objectives."


--------------------------------------------------------------------------------
  Note: All profit & loss and balance sheet numbers are under IFRS for 2004 and 2005. Non-GAAP (1) measures such as underlying earnings and adjusted earnings are reconciled to net income on page 3 and defined in the notes.

         All 2005 information coming from financial statements has been audited by AXA's independent auditors.
--------------------------------------------------------------------------------

--------------------
(1) Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders. Adjusted earnings represent net income before the impact of exceptional operations, goodwill and related intangibles amortization/impairments, and profit or loss on financial assets (under the fair value option) and derivatives. Adjusted and underlying earnings are non-GAAP measures and as such are not audited, may not be comparable to similarly titled measures reported by other companies, and should be read together with our GAAP measures. Management uses these non-GAAP measures as key indicators of performance in assessing AXA's various businesses and believes that the presentation of these measures provides useful and important information to shareholders and investors as measures of AXA's financial performance.

-------------------------------Be Life Confident--------------------------------

VERY STRONG FULL-YEAR 2005 PERFORMANCE

o   PROFITABLE GROWTH(2)

    - Life & Savings performed well across the Group, with total new business premiums on an APE basis(3) up 11% and new business value increasing 27% to Euro 1.1 billion.

    - Property & Casualty revenues were up 3% to Euro 18.9 billion, and the combined ratio improved by 0.8 points to 97.7%.

    - Asset management revenues were up 14% to Euro 3.4 billion, with net inflows at a historical high of Euro 56 billion(4).

    - Total Assets under Management (including Group assets not managed by AXA Investment Managers and AllianceBernstein) reached a record level of Euro 1,064 billion.


o   STRONG EARNINGS MOMENTUM

    - Underlying earnings were up 24% to Euro 3.3 billion, reaching an all-time high, with Life & Savings, Property & Casualty, and Asset Management reporting above 20% growth for the year.

    - Adjusted earnings reached a record Euro 4.1 billion, up 23%, with net capital gains contributing less than 21% to total adjusted earnings.

       We have raised our projection of the expected contribution of net capital gains in 2006, barring any significant downturn in the equity market, to Euro 0.6 billion - Euro 0.8 billion (from the previous range of Euro 0.4 billion - Euro 0.6 billion).

    - Net income reached Euro 4.2 billion, up 12%. Strong adjusted earnings growth was partially offset by lower profits on derivatives not eligible for hedge accounting under IFRS.


o   STRONG VALUE CREATION FOR OUR SHAREHOLDERS AND INCREASING FINANCIAL
    FLEXIBILITY

    - The proposed dividend of Euro 0.88 per share(5) represents a 44% increase over last year and a 40% payout ratio on adjusted earnings. The total amount to be distributed as dividends in 2006 is approximately Euro 1.6 billion.

    - The dilution control program(6) and the AXA-Finaxa merger have resulted in a capital reduction of Euro 1.2 billion since December 31, 2004.

    - Post dilution control program and the AXA-Finaxa merger, year-end 2005 gearing stands at 38%, down 4 points versus year-end 2004.

    -  Return on Equity(7) based on adjusted earnings reached 18%.

    - Life & Savings European Embedded Value ("EEV") reached Euro 29.5 billion, with Total Return on Life & Savings EEV at 14%.

--------------------
(2) On activity indicators, percent changes between 2004 and 2005 are shown on a constant scope and constant foreign exchange basis.
(3) Annual Premium Equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums, in line with EEV methodology. APE is group share.
(4) Excluding the impact of change in scope at AllianceBernstein, mainly linked to the sale of Alliance Capital Cash Management Services.
(5) To be proposed at the May 4, 2006 Shareholders' Meeting.
(6) Including Shareplan 2005.
(7) Return on Equity excludes Fair Value on invested assets.

-------------------------------Be Life Confident------------------------------ 2

2005 RESULTS SUMMARY


  IFRS                                       FY05         FY04               CHANGE            FY05 PER       CHANGE
  Euro million                                                                                 SHARE(a)
  Except per share amounts                                           REPORTED     @ CST FX
                                          -------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------------------------------------
  UNDERLYING EARNINGS                       3,258         2,637        +24%         +24%          1.72          +21%
  -----------------------------------------------------------------------------------------------------------------------
  Net capital gains                           850           705
  -----------------------------------------------------------------------------------------------------------------------
   ADJUSTED EARNINGS                        4,108         3,342        +23%         +23%          2.16          +21%
  -----------------------------------------------------------------------------------------------------------------------
  Profit or loss on financial assets          149           428
  (under Fair Value option) and
  derivatives

  Exceptional operations                      -72            10

  Goodwill & related intangibles              -13           -41
  -----------------------------------------------------------------------------------------------------------------------
   NET INCOME, GROUP SHARE                  4,173         3,738        +12%         +12%          2.19          +10%
  -----------------------------------------------------------------------------------------------------------------------

(a) Fully diluted. Weighted average number of fully diluted shares was 1,954m in FY05 versus 1,934m in FY04. Since October 2005, AXA has started a program to mitigate dilution arising from share-based compensation programs and on January 7, 2006, AXA shares received in connection with the Finaxa transaction were cancelled.

UNDERLYING EARNINGS

2005 underlying earnings improved by 24% at current and constant exchange rates to Euro 3,258 million, driven by all segments but International Insurance and Holdings.

IFRS (Euro million)                          FY05          FY04         CHANGE         CHANGE
                                                                                      @ CST FX
                                         -------------------------------------------------------
Life & Savings                               1,931         1,563          +24%           +24%
Property & Casualty                          1,346         1,102          +22%           +22%
International Insurance                         68           138          -51%           -52%
Asset Management                               396           300          +32%           +33%
Other Financial Services & Holdings           -483          -465            --             --
------------------------------------------------------------------------------------------------
TOTAL UNDERLYING EARNINGS                    3,258         2,637          +24%           +24%
------------------------------------------------------------------------------------------------

Note: For underlying earnings analysis below, percentage changes between 2004 and 2005 are presented at constant exchange rates.


-------------------------------Be Life Confident------------------------------ 3

LIFE & SAVINGS underlying earnings increased by 24% to Euro 1,931 million. 2005 earnings benefited from a non-recurring effect of Euro 67 million(8) in Japan and a full 12 months of earnings from MONY (Euro 150 million underlying earnings for the year) versus six months in 2004. Excluding the Japan non-recurring effect and at a constant scope, underlying earnings increased by 16%, primarily attributable to increasing fees and revenues and technical margin, particularly in the US, Japan and France.

Underlying investment margin was Euro 2,178 million, up 5%. This reflects the 12 months contribution of MONY in 2005 and higher equity revenues in the US and France, which more than compensated for lower investment income in Japan, Germany and Belgium. In Japan, the decrease in investment margin resulted from higher currency hedging costs and the portfolio restructuring (shift from US bonds into Japanese bonds) implemented in late 2004. Belgium's 2005 yield was lower than in 2004 due to a non-recurring reserve release of Euro 23 million in 2004.

Fees & Revenues were Euro 5,157 million, up 15%. Excluding the positive effect of MONY, fees & revenues were up 13%, driven by higher separate account average balances resulting from both market appreciation and strong net inflows in France and the US, and by strong overall sales of life products. The UK benefited from the development of credit insurance business and Japan from increased sales of protection products (life and health). In addition, mutual fund revenues were up 28%, mainly driven by Australia and the US.

Net technical margin was Euro 1,199 million, up 44%. Excluding MONY, net technical margin was up 34%, driven by better morbidity margin on health products in Japan and better life mortality experience in the US and Japan, as well as a Euro 67 million positive impact in the UK in 2005 versus a Euro 31 million reserve strengthening in 2004.

Globally, total gross margin (the sum of the above margins) was Euro 8,534 million, up 15%, with the full 12 months contribution of MONY (as opposed to only six months in 2004) representing 3 points of this growth.

Expenses, tax and minority interests were Euro -6,604 million, up 13%, with the additional six months of MONY representing 3 points of this growth. 2005 was impacted by higher DAC amortization, particularly in the US, as well as higher expenses in the UK related to sales and customer service strategic initiatives and the development of the creditor business (offsetting the above-mentioned increase in fees and revenues). Japan's expenses were positively impacted by the non-recurring items mentioned above, with the Japan tax benefit improving the overall Group tax rate by 5 points.

--------------------
(8) The net figure of Euro 67 million reflects, as described in 1H05, a positive fiscal impact of Euro 220 million from the improvement in recoverability of tax losses carried forward, which was partially offset by additional VBI and DAC amortization due to a change in future investment assumptions (Euro -153 million).


-------------------------------Be Life Confident------------------------------ 4

PROPERTY & CASUALTY underlying earnings were Euro 1,346 million, up 22%. A 0.8 point improvement in the combined ratio to 97.7% accounted for half of this improvement, with the rest resulting from a volume effect and a higher investment income supported by strong cash flows. The main contributors to the P&C improvement were the UK & Ireland, Germany, France, Canada and the Netherlands.

                                                    COMBINED RATIOS
                                             ------------------------------
    Ratios in %                                 FY 2005      CHANGE FROM
                                                                 2004
                                             ------------------------------
    France                                        97.9           -0.8
    Germany                                       98.3           -0.5
    UK & Ireland                                  96.3           -1.0
    Belgium                                       98.7           +1.4
    Southern Europe                               99.1           -0.3
    Other countries                               96.3           -3.5
    -----------------------------------------------------------------------
    TOTAL P&C                                     97.7           -0.8
    -----------------------------------------------------------------------

The loss ratio improved 2.1 points to 69.2%, driven primarily by the improvement in the current year loss ratio (1.7 points).

Overall current year loss ratio benefited from: (i) a strong improvement of claims ratios across the board; (ii) reduced claims handling costs due to a change in cost allocation (transfer to expense) in Germany and Canada; and (iii) process improvements in certain countries.

The all accident year loss ratio benefited from current year improvements and positive loss reserve developments in nearly all regions.

The expense ratio increased 1.4 points to 28.5%. Expenses increased notably due to: (i) a continued shift towards lower loss/higher commission business in the UK; (ii) a non-recurring impact on deferred acquisition costs in France and Germany; (iii) a change in cost allocation in Germany and Canada from claims handling costs to expenses; and (iv) a non-recurring charge on agent pension benefits in France. Excluding the items listed above, the expense ratio was flat from 2004.

P&C performance was achieved while maintaining very strong reserves to premium and reserves to claims ratios.

The net technical reserves to net earned premiums ratio was 193% (improving by 3 points on a comparable basis), while the net claims reserves to net claims paid ratio was 273% (improving by 4 points on a comparable basis).

Investment income increased Euro 171 million to Euro 1,451 million, mainly driven by a higher average asset base and higher dividends on equities.


-------------------------------Be Life Confident------------------------------ 5

INTERNATIONAL INSURANCE underlying earnings were down 52% to Euro 68 million, as current year major losses costs for AXA RE increased by Euro 316 million (net of reinsurance and gross of tax).

AXA RE underlying earnings were down 89% to Euro 11 million, driven mainly by a
16.4 point deterioration of the loss ratio to 99.2%, partially offset by a 4.7 point improvement of the expense ratio to 13.3% following on-going cost control and a favorable geographical mix of results positively impacting the overall tax rate. Major losses recorded in 2005 represented 49.6 points of the loss ratio versus 25.1 points in 2004. The negative impact of 2005 major losses was mitigated by favorable development on prior year major loss reserves, as well as by a strong life net technical result.

AXA Corporate Solutions Assurance underlying earnings were up 43% to Euro 72 million, mainly driven by stronger investment income, which benefited from the reinvestment of positive cash flows.

ASSET MANAGEMENT underlying earnings were Euro 396 million, up 33%, benefiting from higher average Assets Under Management (AUM), fuelled by very strong net inflows of Euro 56 billion(9). Total AUM for Asset Management at the end of December 2005 was Euro 923 billion, up 16% at constant exchange rates versus December 31, 2004.

AllianceBernstein underlying earnings increased 18% to Euro 240 million, driven by higher average AUM (+11%), a 2.9 point improvement in the underlying cost income ratio, and a higher ownership interest by AXA (approximately 61% throughout 2005 versus approximately 58% on average for 2004).

AXA Investment Managers underlying earnings increased 65% to Euro 156 million, driven by a strong increase of revenues (+27%) supported by higher average AUM (+21%). Assets under management benefited from strong net inflows, favorable market appreciation, and the Framlington acquisition. At the same time, expenses grew at a slower pace, resulting in a 2.9 point improvement of the operating cost income ratio.

OTHER FINANCIAL SERVICES & HOLDINGS underlying earnings deteriorated by Euro 18 million to Euro -483 million, due primarily to a Euro 14 million settlement of a US litigation. Positive contributors - a strong performance by AXA Bank Belgium, boosted by an improved interest margin and a release of provision for risk of Euro 16 million, and a favorable run-off development at Compagnie Financiere de Paris (Euro 17 million) - were offset by increased expenses at AXA SA.

--------------------
(9) Excluding the impact of change in scope at AllianceBernstein, mainly linked to the sale of Alliance Capital Cash Management Services.


-------------------------------Be Life Confident------------------------------ 6

ADJUSTED EARNINGS

2005 adjusted earnings, the basis for our dividend policy, were up 23% at constant and current exchange rates to Euro 4,108 million, driven by the solid underlying earnings performance as well as a Euro 145 million increase in net capital gains attributable to shareholders to Euro 850 million.

2005 net capital gains attributable to shareholders benefited from (i) a Euro 115 million release of valuation allowance on tax losses carried forward in Japan, (ii) net capital gains (Euro 211 million), mainly from the restructuring of the AXA Japan investment portfolio, offset by changes in future investment assumptions, and (iii) strong equity markets, especially in Europe.

NET INCOME, GROUP SHARE

2005 net income of Euro 4,173 million increased by 12% at constant and current exchange rates, driven by the increase in adjusted earnings. Exceptional operations amounted to Euro -72 million, mainly driven by the sale of Advest (brokerage activity in the US), versus Euro 10 million in 2004. Profit on financial assets (under Fair Value option) and derivatives decreased by Euro 279 million to Euro 149 million, as AXA SA recorded lower results in fair value of derivatives. Goodwill and other related tangible impacts was Euro -13 million versus Euro -41 million in 2004.

BALANCE SHEET

As of December 31, 2005, shareholders' equity was Euro 33.8 billion, up 19% compared to December 31, 2004, primarily benefiting from 2005 earnings and increased fair value of invested assets, partially offset by a Euro -1.2 billion impact related to the merger with Finaxa and the repurchase program designed to control dilution.

Fair value of invested assets recorded through shareholders' equity was Euro 8.2 billion, up Euro 2.4 billion versus December 31, 2004, on the back of strong financial markets.

Total unrealized capital gains attributable to shareholders reached Euro 12.0 billion as of 12/31/05 of which

    - Euro 8.2 billion of fair value of invested assets recorded through shareholders' equity, as mentioned above,
    - Euro 1.5 billion of unrealized capital gains on real estate and loans (not recorded through shareholders' equity), versus Euro 1.1 billion on December 31, 2004,
    - Euro 2.3 billion of unrealized gain on AllianceBernstein investment (not recorded through shareholders' equity), up Euro 1.3 billion from December 31, 2004.

The deleveraging of the balance sheet, in progress since year-end 2000, accelerated in 2005. As of December 31, 2005, gearing stood at 38%, down from 42% as of December 31, 2004 despite a 6 point negative impact related to the AXA-Finaxa merger and the dilution control program.


-------------------------------Be Life Confident------------------------------ 7

HIGHLIGHTS OF LIFE & SAVINGS 2005 EUROPEAN EMBEDDED VALUE(10)

----------------------------------------------------------------------------
Euro million - group share                    ANAV        VIF         EEV
----------------------------------------------------------------------------
OPENING LIFE & SAVINGS EEV @ 12/31/04        11,331     14,295      25,627
Modeling changes & opening adjustments           58        144         202
ADJUSTED OPENING LIFE & SAVINGS EEV          11,389     14,439      25,829
Total Return on Life & Savings EEV            3,068        433       3,500
Capital Flows                                -1,291          0      -1,291
Exchange rate movement impact                   403      1,049       1,452
----------------------------------------------------------------------------
CLOSING LIFE & SAVINGS EEV @ 12/31/05        13,568     15,921      29,489
----------------------------------------------------------------------------
CHANGE                                       20%        11%         15%
----------------------------------------------------------------------------
TOTAL RETURN ON LIFE & SAVINGS EEV                                  14%
----------------------------------------------------------------------------

2005 Life & Savings European Embedded Value (EEV), at Euro 29.5 billion, was up 15% (9% at constant exchange rates) from 2004 despite Euro 1.3 billion of capital flows out of Life & Savings. Total Return on Life EEV, which excludes the impacts of capital flows, modeling changes, and foreign exchange, was 14% in 2005.

LIFE & SAVINGS ANAV (ADJUSTED NET ASSET VALUE) growth of 20% (16% at constant exchange rates) was driven by strong current year earnings and growth in unrealized capital gains in most markets. The growth in unrealized capital gains is largely due to strong equity market performance in most of the world outside of the US, and also due to lower interest rates in many markets.

LIFE & SAVINGS VIF (VALUE OF IN-FORCE) growth of 11% (4% at constant exchange rates) reflected new business VIF and expected return on inforce, offset by the transfer of current year expected profit to ANAV and negative investment experience. The investment experience reflected lower than expected investment performance in the US, leading to smaller account balances on which to earn future fees, and lower risk-free rates rates in many markets driving up the cost of guarantees.

HIGHLIGHTS OF LIFE & SAVINGS 2005 NEW BUSINESS METRICS

Euro million, except when otherwise noted           2004        2005      CHANGE         CHANGE ON
group share                                                                              COMPARABLE
                                                                                         BASIS(11)
--------------------------------------------------------------------------------------------------------
Annual Premium Equivalent (APE)                    4,807       5,476        14%              11%
Present Value of Expected Premiums (PVEP)         42,228      47,973        14%              11%
New Business Value (NBV)                             895       1,138        27%              27%
NBV/APE                                            18.6%       20.8%       +2.2 PTS         +2.8 PTS
NBV/PVEP                                            2.1%        2.4%       +0.3 PT          +0.3 PT
--------------------------------------------------------------------------------------------------------

---------------------
(10) Compliant with CFO Forum principles.
(11) Constant exchange rates and scope (MONY 1H05).

-------------------------------Be Life Confident------------------------------ 8

LIFE & SAVINGS NBV increased by 27% on a comparable basis to Euro 1,138 million, reflecting continued improvements in mix and margins, which have served to increase value at a faster rate than volume. All countries contributed to the strong NBV growth except Southern Europe, which was flat as volume increase was offset by an unfavorable product mix shift, and Germany, which experienced a decline following the strong boom in 2004 in connection with the tax reform effective beginning of 2005.

ROLLFORWARD OF LIFE & SAVINGS NBV (Euro million, group share)
--------------------------------------------------------------------
2004 LIFE & SAVINGS NBV                                        895
--------------------------------------------------------------------
   Modeling changes & opening adjustments                        4
   Change in scope (MONY 1H05)                                  10
   Business-driven evolution:                                  236
      Volume, mix and expenses                                 235
      Assumptions changes, yield curves, and other               2
   Currency impact                                              -7
--------------------------------------------------------------------
2005 LIFE & SAVINGS NBV                                      1,138
--------------------------------------------------------------------

OUTLOOK

The solid revenue growth and very strong earnings growth of 2005 mark the first milestones on AXA's path towards reaching its Ambition 2012 objective of becoming the preferred company in its industry.

Management believes that the Group should benefit from this positive momentum in 2006:

    - The combination of higher assets under management and the ongoing favorable trend for higher margin unit-linked products should underpin Life and Savings and Asset Management underlying earnings growth;
    - In Property and Casualty - barring any major catastrophes - AXA's geographic diversification and price discipline lead management to believe in a stabilization of loss ratios, despite a slightly less favorable underwriting environment;
    - In International Insurance, a return to a more normalized claims environment would contribute to improved earnings.

Barring a significant downturn in the equity markets, net capital gains should contribute Euro 600 to 800 million to adjusted earnings in 2006.


-------------------------------Be Life Confident------------------------------ 9

INFORMATION ABOUT THE FULL YEAR EARNINGS PRESENTATIONS

Members of AXA's senior management will discuss these results at conferences in:

o   PARIS, FEBRUARY 28, 2006
     The conference will be accessible through a live Webcast and a conference call. The Webcast will begin at 2.00 pm in Paris (8.00 am in New York, 1.00 pm in London). A slide presentation will accompany the event. Go to WWW.AXA.COM 10-15 minutes prior to the event to join the Web cast or to obtain investor material.

     The conference call access numbers are + 44 (0) 207 162 0025 for the UK and + 1 334 323 6201 for the US

     Replay will be available on the following day only. Numbers are +44.207.031.4064 for the UK, +33.1.70.99.35.29 for France and
     +1.954.334.0342 for the U.S. Access code: 694187

o   LONDON, MARCH 1, 2006
     The conference will be accessible through a conference call in listen-only mode. The conference will begin at 9.00 am in London (10.00 am in Paris).

     The access number is +44 (0) 207 162 0025

     Replay will be available on the following day only. Numbers are +44.207.031.4064 for UK, +33.1.70.99.35.29 for France and +1.954.334.0342
     for the U.S. Access code: 694195


ABOUT AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 1,064 billion in assets under management as of December 31, 2005. For full year 2005, IFRS revenues amounted to Euro 72 billion and IFRS underlying earnings amounted to Euro 3,258 million.

The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                       * *
                                        *

     This press release is available on the AXA Group web site: www.axa.com


AXA INVESTOR RELATIONS:                    AXA MEDIA RELATIONS:
----------------------                     -------------------
Matthieu Andre:        +33.1.40.75.46.85   Christophe Dufraux: +33.1.40.75.46.74
Etienne Bouas-Laurent: +33.1.40.75.46.85   Clara Rodrigo:      +33.1.40.75.47.22
Caroline Portel:       +33.1.40.75.49.84   Mary Taylor:        +1.212.314.5845
Sophie Bourlanges:     +33.1.40.75.56.07
Emmanuel Touzeau:      +33.1.40.75.49.05
Kevin Molloy:          +1.212.314.2893


IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives (including statements herein with respect to AXA's Ambition 2012 project and the objectives, financial and other, associated with that project). Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by numerous factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events (including possible future weather-related catastrophic events and/or terrorist related incidents), economic and market developments, legislative developments, regulatory actions or investigations, as well as litigations and /or types of other proceedings. Please refer to AXA's Annual Report on Form 20-F and Document de Reference and for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.


------------------------------Be Life Confident------------------------------ 10

APPENDIX 1 - UNDERLYING EARNINGS

IFRS RESULTS (Euro million)                      FY 2005          FY 2004          CHANGE      CHANGE AT CONSTANT
                                                                                                 EXCHANGE RATES
                                         -------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
TOTAL UNDERLYING EARNINGS                          3,258            2,637           + 24%                   + 24%
------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                                     1,931            1,563           + 24%                    +24%
     United States                                   866              664           + 30%                   + 30%
     France                                          387              350           + 11%                   + 11%
     United Kingdom                                   85               86            - 2%                    - 1%
     Japan                                           266              145           + 83%                   + 88%
     Germany                                          30               13          + 126%                  + 126%
     Belgium                                          56               74           - 24%                   - 24%
     Southern Europe                                  44               41            + 6%                    + 6%
     Other Countries                                 198              188            + 5%                    + 4%
of which Australia / New Zealand                      64               50           + 27%                   + 22%
of which Hong Kong                                    84               60           + 39%                   + 39%
------------------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                                1,346            1,102           + 22%                   + 22%
     France                                          363              304           + 19%                   + 19%
     Germany                                         178              120           + 48%                   + 48%
     United Kingdom & Ireland                        399              302           + 32%                   + 33%
     Southern Europe                                 125              114            + 9%                    + 9%
     Belgium                                         128              159           - 19%                   - 19%
     Other Countries                                 153              102           + 50%                   + 44%
------------------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                               68              138           - 51%                   - 52%
     AXA RE                                           11               96           - 89%                   - 89%
     AXA Corporate Solutions Assurance                72               50           + 44%                   + 43%
     Other International                             -14               -7             --                      --
------------------------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                                     396              300           + 32%                    +33%
     AllianceBernstein                               240              204           + 17%                   + 18%
     AXA Investment Managers                         156               95           + 64%                   + 65%

------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                              67               23          + 186%                  + 186%
------------------------------------------------------------------------------------------------------------------
HOLDING COMPANIES                                   (549)            (489)            --                      --
------------------------------------------------------------------------------------------------------------------


------------------------------Be Life Confident------------------------------ 11

APPENDIX 2 - EARNINGS SUMMARY AFTER TAXES AND MINORITY INTERESTS -
             Full-year 2005


------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED EARNINGS                     NET INCOME           GOODWILL AND            EXCEPTIONAL             PROFIT OR LOSS
(IN EURO MILLION)                        GROUP SHARE              RELATED            OPERATIONS AND         (EXCLUDING CHANGE) ON
                                                                INTANGIBLES           DISCONTINUED         FINANCIAL ASSETS (UNDER
                                                                                       OPERATIONS             FAIR VALUE OPTION)
                                                                                                               & DERIVATIVES
                                      ----------------------------------------------------------------------------------------------
                                      PERIOD     PERIOD      PERIOD     PERIOD       PERIOD     PERIOD       PERIOD      PERIOD
                                      ENDED      ENDED       ENDED      ENDED        ENDED      ENDED        ENDED       ENDED
                                      DECEMBER   DECEMBER    DECEMBER   DECEMBER     DECEMBER   DECEMBER     DECEMBER    DECEMBER
                                      31, 2005   31, 2004    31, 2005   31, 2004     31, 2005   31, 2004     31, 2005    31, 2004
------------------------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                          2,404      1,826          (8)        (5)          (0)      (153)         50         77
  France                                  630        534          --         --           --         --          90         79
  United States                           872        577          (8)        (5)          --       (146)          9         14
  United Kingdom                           44        (27)         --         --           --         --         (54)       (26)
  Japan                                   392        274          --         --           --         --           6        (18)
  Germany                                  36         (3)         --         --           (0)       (10)          4          4
  Belgium                                 131        191          --         --           --         --         (11)        19
  Southern Europe                          57         50          --         --           --         --           3          2
  Other countries                         242        230          --         --           --          3           3          2
    of which Australia/New Zealand         69         50          --         --           --         --           2         (2)
    of which Hong Kong                     93         66          --         --           --         --          --         --
------------------------------------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                     1,737      1,439          (1)       (30)          --         12          85         83
  France                                  464        407          --         --           --         --          45         26
  Germany                                 295        163          --          5           --         --          37         34
  Belgium                                 183        228          --         (1)          --         --           1         14
  United Kingdom & Ireland                464        372          --         --           --         12          --         --
  Southern Europe                         153        185          --         --           --         --           1          8
  Other countries                         179         83          (1)       (34)          --         --           0         --
------------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                   184        244           0         (7)          23         --          (1)        25
  AXA RE                                   67        126          --         (7)          --         --           3         22
  AXA Corporate Solutions Assurance        97         97          --         --           --         --          (5)         1
  Other                                    20         20           0         (0)          23         --           1          2
------------------------------------------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                          411        304          (4)        --            3         --          11          2
  AllianceBernstein                       254        207          --         --            8         --          --         --
  AXA Investment Managers                 156         97          (4)        --           (5)        --          11          2
------------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                   82         13          --         --            2         --           8        (11)
------------------------------------------------------------------------------------------------------------------------------------
      HOLDINGS                           (645)       (88)         --         --          (99)       150          (4)       251
------------------------------------------------------------------------------------------------------------------------------------
      TOTAL                             4,173      3,738         (13)       (41)         (72)        10         149        428
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED EARNINGS                                          NET REALIZED
(IN EURO MILLION)                                              CAPITAL GAINS
                                       ADJUSTED EARNINGS       ATTRIBUTABLE            UNDERLYING                UNDERLYING
                                                                    TO                  EARNINGS                  EARNINGS
                                                               SHAREHOLDERS
                                      ----------------------------------------------------------------------------------------------
                                      PERIOD     PERIOD      PERIOD     PERIOD       PERIOD     PERIOD
                                      ENDED      ENDED       ENDED      ENDED        ENDED      ENDED        CHANGE    CHANGE AT
                                      DECEMBER   DECEMBER    DECEMBER   DECEMBER     DECEMBER   DECEMBER              CONSTANT FX
                                      31, 2005   31, 2004    31, 2005   31, 2004     31, 2005   31, 2004
------------------------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                          2,362      1,907         432        344        1,931      1,563         24%        24%
  France                                  540        455         154        105          387        350         10%        10%
  United States                           871        713           5         49          866        664         30%        31%
  United Kingdom                           98         (2)         14        (88)          85         86         -2%        -1%
  Japan                                   385        292         120        146          266        145         83%        88%
  Germany                                  32          3           2        (10)          30         13        126%       126%
  Belgium                                 141        173          85         99           56         74        -24%       -24%
  Southern Europe                          54         48          10          7           44         41          6%         6%
  Other countries                         240        225          42         36          198        188          5%         4%
    of which Australia/New Zealand         66         52           3          2           64         50         27%        22%
    of which Hong Kong                     93         66           9          5           84         60         39%        39%
------------------------------------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                     1,653      1,374         307        272        1,346      1,102         22%        22%
  France                                  419        381          57         77          363        304         19%        19%
  Germany                                 258        124          80          4          178        120         48%        48%
  Belgium                                 181        215          53         56          128        159        -19%       -19%
  United Kingdom & Ireland                464        359          64         57          399        302         32%        33%
  Southern Europe                         152        177          27         62          125        114          9%         9%
  Other countries                         179        118          26         16          153        102         50%        44%
------------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                   162        226          94         87           68        138        -51%       -52%
  AXA RE                                   64        111          53         16           11         96        -89%       -89%
  AXA Corporate Solutions Assurance       102         96          30         46           72         50         44%        43%
  Other                                    (4)        18          11         25          (14)        (7)         0%         0%
------------------------------------------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                          402        302           5          2          396        300         32%        33%
  AllianceBernstein                       246        207           6          2          240        204         17%        18%
  AXA Investment Managers                 156         95          (1)        --          156         95         64%        65%
------------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                   72         23           6          0           67         23        186%       186%
------------------------------------------------------------------------------------------------------------------------------------
      HOLDINGS                           (543)      (489)          6         (1)        (549)      (489)
------------------------------------------------------------------------------------------------------------------------------------
      TOTAL                             4,108      3,342         850        705        3,258      2,637         24%        24%
------------------------------------------------------------------------------------------------------------------------------------



------------------------------Be Life Confident------------------------------ 12